18 King Street East
Suite 1602
Toronto, Ontario
CANADA
M5C 1C4
Tel: 416.363.1701
Fax: 416.363.6392
www.northgateminerals.com

November 13, 2009

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
20549-7010
USA

Re:	Responses to Comment Letter Dated October 30, 2009 File No. 001-06138

Dear Mr. Schwall:

We acknowledge receipt of your letter dated October 30, 2009 and in this letter we have responded to the six questions you have posed. We respectfully submit that, for the reasons set out below, no revisions to our Form 40-F filing for the year ended December 31, 2008 are warranted.

SEC Comment #1

Form 40-F 2008

Management’s Report on Controls and Procedures

Please include a statement in your management’s report that your independent accountant has issued an attestation report on management’s assessment of your internal control over financial reporting to comply with General Instruction B(6)(c)(4) of Form 40-F.

Response #1

We acknowledge that our Form 40-F for the year ended December 31, 2008 does not comply with General Instruction B(6)(c)(4). This was an inadvertent omission and Northgate’s future filings will comply with this General Instruction.

SEC Comment #2

Form 40-F 2008

Exhibit 99.2
Note 2 – Significant Accounting Policies: Mineral Property, Plant and Equipment

We note your disclosure in which you state that costs associated with exploration drifts and drill holes used to establish probable reserves and resources are considered deferred development for Canadian GAAP purposes. For U.S. GAAP purposes, these types of costs would be considered exploration costs that would be considered exploration costs that would be expensed as incurred. Please address this difference in accounting in your U.S. GAAP reconciliation at Exhibit 99.4.

Response #2

We have reviewed our accounting policy and accounting treatment in detail and have concluded that the wording of our policy in note 2 could be expanded to clarify the way in which “costs associated with exploration drifts and drill holes used to establish reserves” have been recorded in our financial statements. These costs have always been expensed for Canadian and U.S. GAAP purposes so this statement in Northgate’s accounting policy will be replaced. Response #4 below contains excerpts of the draft amended policy which will, subject to future changes in facts and circumstances, be included in the notes to the financial statements for the year ended December 31, 2009.

SEC Comment #3

Form 40-F 2008

Exhibit 99.4

Please amend your Form 40-F to include an auditor’s report on the reconciliation to U.S. GAAP that has been signed by your independent accountant.

Response #3

We acknowledge that the “EDGARized” version of the auditor’s report on the reconciliation to U.S. GAAP filed in exhibit 99.4 does not include an electronic signature. This omission was inadvertent and a control check has recently been implemented to ensure that future filings are not deficient. We refer you to the main audit report which has been signed by our independent accountant and included in the 40-F as Exhibit 99.2 and our auditor’s consent to use their report which is filed in Exhibit 99.6.

SEC Comment #4

Form 40-F 2008

Exhibit 99.4
A. Mineral Properties

Please modify your accounting policy disclosure for U.S. GAAP as necessary to differentiate between exploration, development and production costs, and to ensure correlation of these terms with your reserve findings, and stage of operations, based on the definitions set forth in Industry Guide 7. The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred.

Response #4

As noted in response #2 above, Northgate’s accounting treatment of exploration, development and production costs have been applied correctly under Canadian and US GAAP. Included below is our current proposed amended accounting policy note as it relates to mineral properties. The revised accounting policy disclosure will be presented to Northgate’s Audit Committee and Board of Directors for approval in due course in conjunction with our Canadian and U.S. filing requirements for the year ended December 31, 2009.

“Mine development costs incurred after the commencement of production are capitalized or deferred to the specific ore blocks or mine areas for which they provide physical access. Depreciation and depletion is recorded using the units-of-production method based on proven and probable reserves within the specific ore block or area. Infrastructure and underground development costs that provide a benefit over the entire mine life are amortized using the units of production method, based on accessible proven and probable mineral reserves at the time.

Mineral exploration costs incurred on a producing property that are not related to an ore body classified as proven and probable reserves are charged to income as incurred. Mineral exploration costs on non-producing properties are charged to income as incurred. When proven and probable reserves are established and economic feasibility is determined on a non-producing property, then further costs of exploration and development are deferred on a project-by-project basis.”

SEC Comment #5

Form 40-F 2008

Exhibit 99.5

Please amend your Form 40-F to include an attestation report on management’s assessment of your internal control over financial reporting which has been signed by your independent accountant.

Response #5

We acknowledge that the “EDGARized” version of the report of the independent registered accounting firm on internal control over financial reporting filed in exhibit 99.5 does not include an electronic signature. This omission was inadvertent and as noted above, we have recently implemented a control check to ensure that future filings are not deficient. We also refer you to our auditor’s consent to use their report which is filed in Exhibit 99.6.

SEC Comment #6

Form 40-F 2008

Engineering Comments

We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Response #6

The disclaimer can be viewed at the following address: http://www.northgateminerals.com/Legal/default.aspx.

Future press releases will also include this disclaimer where appropriate.

I hope the information provided addresses your concerns. I would of course be pleased to discuss any follow up questions you may have.

Yours truly,

/s/ Jon Douglas

Jon Douglas
Chief Financial Officer
Northgate Minerals Corporation

cc. Jennifer Gallagher (SEC)
cc. Northgate Minerals Corporation Audit Committee
cc. KPMG LLP